TransAlta to speak at the CIBC World Markets Whistler Institutional Investor Conference

CALGARY, Alberta (Jan. 12, 2012) – Dawn Farrell, TransAlta Corporation’s (TSX:TA;NYSE:TAC) President and Chief Executive Officer, will speak at the CIBC World Markets 15th Annual Whistler Institutional Investor Conference in Whistler British Columbia on Jan. 19, 2012 at approximately 9:10 a.m. Pacific Time, 10:10 a.m. Mountain Time.

A link to the web cast will be available on TransAlta’s website, www.transalta.com, under Investor Presentations in the Investor Relations section.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate our biomass, geothermal, wind, hydro, natural gas and coal facilities in order to provide our customers with a reliable, low-cost source of power. For 100 years, TransAlta has been a responsible operator and a proud contributor to the communities where we work and live. TransAlta is recognized for its leadership on sustainability by the Dow Jones Sustainability North America Index, the FTSE4Good Index and the Jantzi Social Index. TransAlta is Canada’s largest investor-owned renewable energy provider.

For more information:

Media Inquiries: Glen Whelan Director, Communications Phone: (403) 267-7287 Email: glen_whelan@transalta.com	Investor Inquiries: Jess Nieukerk Director, Investor Relations Phone: 1 800-387-3598 in Canada and U.S. Email: investor_relations@transalta.com